FREEGOLD VENTURES LIMITED

Toronto Stock Exchange: ITF

OTC BB:  FGOVF

For Immediate Release

Freegold Identifies New Target Areas at Grew Creek:

Drilling to Commence Immediately

November 3rd 2005,  Vancouver, BC. Freegold Ventures Limited (“Freegold”) announces the immediate commencement of drilling on its Grew Creek Gold Project, Yukon Territory following the completion of a detailed ground geophysical program, which identified two new untested target areas. The 1,200 metre diamond drill program will test these two areas identified by the geophysical surveys conducted throughout September and October.

The Main Zone, a gold deposit previously delineated by 147 holes, was the initial target of the induced polarization survey to determine whether any geophysical signature was associated with the style of gold mineralization hosted on the property. A chargeability anomaly that coincides very well with the horizontal extent of the core gold mineralization at the Main Zone was observed. The subsequent geophysical program determined that similar chargeability signatures exist in the Rat Creek and Tarn areas, located 1.0 km and 1.5 kms east of the Main Zone respectively.

Four holes drilled in the Rat Creek area in March 2005 intersected alteration and anomalous mineralization similar to holes located 50 metres along trend from the quartz-adularia stockwork hosting the Main Zone gold mineralization. This suggested the presence of a nearby structure similar to that found at the Main Zone. Results of the geophysics appear to confirm that additional structures capable of hosting gold mineralization may exist in the Rat Creek and Tarn areas. Neither of these two new target areas has been previously drilled.

The Qualified Person for this release is Robert Stroshein, P.Eng., Consulting Geologist.

About Freegold Ventures Limited

Freegold Ventures Limited is a North American gold exploration company, which is actively exploring and developing advanced stage projects in Idaho (Almaden), the Yukon Territory (Grew Creek) and Alaska (Golden Summit).  In addition to its existing projects, the company is active in the identification of additional acquisition opportunities. Freegold Ventures is listed on The Toronto Stock Exchange (ITF) and on the United States OTCBB under the symbol: FGOVF

On behalf of the Board of Directors

For further information:

Investor Relations:

“Steve Manz”

  1.800.667.1870

 2303 West 41st Avenue, Vancouver, BC

www.freegoldventures.com

Steve Manz

President

The Toronto Stock Exchange has neither approved nor disapproved the contents of this news release. CUSIP: 45953B107

DISCLAIMER  This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the Toronto Stock Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission